DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/25/2010

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
      b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
82,714

8. SHARED VOTING POWER
19,905
9. SOLE DISPOSITIVE POWER
102,619

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
102,619

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.68%

14. TYPE OF REPORTING PERSON
IA


The following constitutes Amendment No.5 to the Schedule 13d filed by the undersigned on May 15, 2007. This Amendment No.4 amends the Schedule 13d as specifically set forth.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a)- b) As per the DEF 14A filed on 5/22/2009 there were 2,194,348 shares of LGL outstanding as of 5/8/2009. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 102,619 shares of LGL or 4.68% of the outstanding shares. Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

c) Since the last filing on 1/20/10 the following shares of LGL were sold:

Date		        Shares		Price
1/20/10			460		4.000
1/21/10			600		4.000
1/22/10			1,900		4.000
1/25/10			900		4.000
1/26/10			600		4.000
1/27/10			5,540		4.000
1/28/10			100		4.050
2/01/10			500		4.050
2/02/10			100		4.050



d) Beneficial Owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
NA
Dated: 2/4/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos